Exhibit 99.2

ENTERA BIO LTD.

PROXY CARD

FOR EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MARCH 3, 2021

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints each of Dr. Spiros Jamas and Ms. Dana Yaacov-Garbeli as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Entera Bio Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on Friday, January 22, 2021, at the Extraordinary General Meeting of Shareholders of the Company (the “Meeting”) to be held at the offices of the Company, at Kiryat Hadassah, Minrav Building - Fifth Floor, Jerusalem, Israel, on Wednesday, March 3, 2021 at 5:00 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matter, which is more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

(Continued and to be signed on the reverse side)

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ENTERA BIO LTD.

Wednesday, March 3, 2021

GO GREEN
e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:
The Notice of Meeting, proxy statement and proxy card
are available at http://www.astproxyportal.com/ast/22270

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL ON THE AGENDA OF THE MEETING
Please: (i) be certain to complete the item below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒
		FOR	AGAINST	ABSTAIN

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. To the extent permitted by law and applicable stock exchange requirements, if no direction is made with respect to the proposal described below, this Proxy will be voted “FOR” such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.
1.
That the terms of compensation of Dr. Spiros Jamas, our Chief Executive Officer and director, as described in the Proposal of the Company’s Proxy Statement for our 2021 Extraordinary General Meeting of Shareholders, for a period commencing as of January 4, 2021, and onward, be, and hereby are, ratified and approved.
		☐	☐	☐
		YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
		☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Name & Signature of shareholder	Date:	Name & Signature of shareholder (if joint)	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS OF

ENTERA BIO LTD.

Wednesday, March 3, 2021

PROXY VOTING INSTRUCTIONS

INTERNET - Access “www.voteproxy.com” and follow the on-screen instructions or scan the QR code with your smartphone. Have your proxy card available when you access the web page.

Vote online until 11:59 PM EST the day before the meeting.

MAIL - Sign, date and mail your proxy card in the envelope provided as soon as possible.
COMPANY NUMBER
IN PERSON - You may vote your shares in person by attending the Extraordinary General Meeting.

GO GREEN - e-Consent makes it easy to go paperless. Withe-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.
ACCOUNT NUMBER

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, proxy statement and proxy card are available at - http://www.astproxyportal.com/ast/22270

↓ Please detach along perforated line and mail in the envelope provided IF you are not voting via the Internet.  ↓

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL ON THE AGENDA OF THE MEETING
Please: (i) be certain to complete the item below; (ii) sign, date and return promptly in the enclosed envelope; and (iii) mark your vote in blue or black ink as shown here ☒
		FOR	AGAINST	ABSTAIN

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. To the extent permitted by law and applicable stock exchange requirements, if no direction is made with respect to the proposal described below, this Proxy will be voted “FOR” such proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or all and any adjournments or postponements thereof. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of the Extraordinary General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting.
1.
That the terms of compensation of Dr. Spiros Jamas, our Chief Executive Officer and director, as described in the Proposal of the Company’s Proxy Statement for our 2021 Extraordinary General Meeting of Shareholders, for a period commencing as of January 4, 2021, and onward, be, and hereby are, ratified and approved.
		☐	☐	☐
		YES	NO

Are you a controlling shareholder or do you have a personal interest in the approval of this Proposal? Please note: If you do not respond, you will be presumed to have a personal interest, as defined in the enclosed Proxy Statement.
		☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Name & Signature of shareholder	Date:	Name & Signature of shareholder (if joint)	Date:

Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.